SEC FILE NUMBER:
333-08704
CUSIP NUMBER:
G4705A 100

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 12b-25
NOTIFICATION OF LATE FILING

(Check one):	☐ Form 10-K ☒ Form 20-F ☐ Form 11-K ☐ Form 10-Q ☐ Form 10-D ☐ Form N-CEN ☐ Form N-CSR

For Period Ended: December 31, 2025

☐ Transition Report on Form 10-K

☐ Transition Report on Form 20-F

☐ Transition Report on Form 11-K

☐ Transition Report on Form 10-Q

For the Transition Period Ended:

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

  PART I — REGISTRANT INFORMATION
ICON PLC
Full Name of Registrant
N/A
Former Name if Applicable
South County Business Park
Address of Principal Executive Office (Street and Number)
Leopardstown, Dublin 18, D18 X5R3, Ireland
City, State and Zip Code

 PART II — RULES 12b-25(b) AND (c)
If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

	(a)	The reason described in reasonable detail in Part III of this Form could not be eliminated without unreasonable effort or expense;
☐	(b)
The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-CEN or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE
State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-CEN, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

As reported in a Current Report on Form 6-K submitted to the Securities and Exchange Commission on April 29, 2026, the Audit Committee of the Board of Directors of ICON plc (the “Company”), after discussion with management of the Company, concluded that the Company’s previously issued audited financial statements included in its Annual Reports on Form 20-F for the years ended December 31, 2023 and December 31, 2024 (the “Affected Audited Periods”) and the unaudited interim financial statements included in the Company’s Current Reports on Form 6-K for the quarterly periods ending on and falling between March 31, 2023 and September 30, 2025 should no longer be relied upon. In connection with the foregoing, the Company intends to restate its financial statements for the Affected Audited Periods in its Annual Report on Form 20-F for the year ended December 31, 2025 (the “2025 Form 20-F”). The 2025 Form 20-F is delayed because, as a result of the restatement, the Company requires additional time to review and finalize the information required to be presented in the 2025 Form 20-F, which could not be completed within the prescribed time period without unreasonable effort or expense.

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

	Nigel Clerkin	00 353 1	291-2000
	(Name)	(Area Code)	(Telephone Number)

(2)
Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).  ☒ Yes ☐ No

(3)
Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?    ☒Yes ☐No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Because the Company has not completed the review and finalization of the information required to be presented in the 2025 Form 20-F, as a result of the aforementioned restatement, the Company is currently unable to quantify or provide a reasonable estimate of the changes in its results of operations for the year ended December 31, 2025.

ICON plc
(Name of Registrant as Specified in Charter)
has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date May 1, 2026	By	/s/ Nigel Clerkin
Nigel Clerkin Chief Financial Officer
INSTRUCTION: The Form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the Form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative’s authority to sign on behalf of the registrant shall be filed with the Form.

ATTENTION Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).